Contact

www.linkedin.com/in/baynard
(LinkedIn)
www.frupee.com/ (Company)
www.webpiston.com/ (Company)

Top Skills

Project Management

Strategic Planning

Software Design

Jesse Baynard

VP of Engineering at Kliken
Lutz, Florida, United States

Summary

I found the perfect place to work while pursuing my graduate degree.
Web Piston (previously or also known as First Choice Systems
or Rivergy) has been a hands on classroom on entrepreneurship,
business planning, full life cycle development, negotiation, and
leadership. We've had our bumps along the way, but after nearly
a decade I don't think I could find a better group of people to go
through them with. My goals would be to constantly improve our
products and our relationships with our clients. In the far off future I
wouldn't mind opening a cafe in a small college town.

Specialties: Application design, strategic planning, project
management, specifying solutions

Experience

Kliken
VP Engineering
March 2010 - Present (13 years 7 months)
Tampa, Florida, United States

Responsible for co-leading the Kliken development team. Charged with the
design, development and implementation of the Kliken's product suite in
tandem with James McCart.

Web Piston
CTO
March 2000 - March 2010 (10 years 1 month)

Rivergy, Inc
CTO
2000 - March 2010 (10 years)

ValTech
Web Developer
1996 - 1998 (2 years)

St. Petersburg College
Computer Lab Tutor
September 1994 - May 1996 (1 year 9 months)

Education

University of South Florida
B.A., M.S., Management Information Systems · (1997 - 2000)

St. Petersburg College
A.A., Liberal Arts and Sciences/Liberal Studies · (1994 - 1996)